Mail Stop 6010

December 14, 2006

Jerry E. Swon
President and Chief Executive Officer
Millennium Biotechnologies Group, Inc.
665 Martinsville Road, Suite 219
Basking Ridge, NJ 07920

Re: Millennium Biotechnologies Group, Inc.
Preliminary Proxy Statement on Schedule 14A, Filed December 8, 2006
File No. 0-03338

Dear Mr. Swon:

        This is to advise you that we have limited our review of the above referenced proxy statement to only the issues identified below.

Schedule 14A

Proposal 1: The Asset Sale, page 11

1. Pursuant to Item 14(c)(1) to Schedule 14A, it appears that certain information, including a business description meeting the requirements of Item 101 of Regulation S-K and financial statements meeting the requirements of Regulation S-X are required for RAC Corporation. Please provide the items required by Item 14(c)(1) in your next amendment or provide us with a detailed explanation why that item does not apply to you.

Conduct of Business Following the Asset Sale, page 18

2. You indicate that in the Summary section as well as in this section that you will need to comply with the Investment Company Act of 1940. Please expand your discussion to discuss the reasons why the Act applies to you and the specific consequences of being subject to the Act and the impact it will have on you and your shareholders.

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You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Song P. Brandon at (202) 551-3621 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: John Shin
        Silverman Sclar Shin & Byrne PC
        381 Park Avenue South
        NY, NY 10016

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